02044832

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2001; or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______________ to ________________ .

Commission file number 1-10062

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

InterTAN, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

InterTAN, Inc.
279 Bayview Drive
Barrie, Ontario
L4M 4W5
Canada

This document consists of 17 pages.
This is page 1 of 17 pages.
The Exhibit Index is on page 16.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERTAN, INC. 401(k) PLAN

By: ______________________

Nick Bobrow
Director of Treasury
InterTAN Canada Ltd.

Date: June 19, 2002

INTERTAN, INC. 401(k) PLAN

FINANCIAL STATEMENTS

For the Years Ended December 31, 2001 and 2000

INTERTAN, INC. 401(k) PLAN
For the Years Ended December 31, 2001 and 2000

Table of Contents

WHITLEY PENN
CPAs AND PROFESSIONAL CONSULTANTS

Partners
Larry G. Autrey, P.C.
Felix J. Lozano III, P.C.
David L. Neal, P.C.
James C. Penn, P.C.
Thomas J. Rein, P.C.
Mark A. Topel, P.C.
J. Alan White, P.C.
B. Glen Whitley, P.C.

REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee
InterTAN, Inc. 401(k) Plan

We have audited the accompanying statements of net assets in liquidation available for benefits of the InterTAN, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the period January 1, 2000 to February 13, 2000, and the related statement of changes in net assets in liquidation available for benefits for the period February 14, 2000 to December 31, 2000. In addition we have audited the related statement of changes in net assets in liquidation available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note C to the financial statements, the Board of Directors of InterTAN, Inc., the Plan's sponsor, voted on February 14, 2000 to terminate the Plan as of March 31, 1999. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which the investments and the accumulated benefit information are stated, from the ongoing plan basis to the liquidation basis used in presenting the 2001 and 2000 financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation available for benefits of the InterTAN, Inc. 401(k) Plan as of December 31, 2001 and 2000, its changes in net assets available for benefits for the period January 1, 2000 to February 13, 2000, its changes in net assets in liquidation available for benefits for the period February 14, 2000 to December 31, 2000 and for the year then ended December 31, 2001, in conformity with accounting principles generally accepted in the United State of America.

Whitley Penn
Fort Worth, Texas
June 19, 2002

Fort Worth: 1701 River Run Road, Suite 507 • Fort Worth, Texas 76107 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 877-3036
Mid-Cities: 860 West Airport Freeway, Suite 601 • Hurst, Texas 76054 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 656-4013
www.wpcpa.com

INTERTAN, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
Assets		
Investments, at fair value:		
Shares of registered investment companies		
Mutual funds	$ 49,672	$ 307,714
InterTAN Stock Fund	-	6,760
	49,672	314,474
Investments, at contract value (Note E):		
Principal Guaranteed Interest Account	-	11,335
Net assets in liquidation available for benefits	$ 49,672	$ 325,809

See auditors' report and accompanying notes.

INTERTAN, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001	2000
Additions to net assets attributed to:		
Interest and dividend income	$ 962	$ 4,418
Net increase (decrease) in realized and unrealized appreciation (depreciation) of investments (Note F)	(2,580)	(40,334)
	(1,618)	(35,916)
Total additions	(1,618)	(35,916)
Deductions:		
Benefit payments (Note C)	271,625	90,512
Administrative expenses	2,894	244
Total deductions	274,519	90,756
Net increase (decrease) in net assets for the year	(276,137)	(126,672)
Net assets in liquidation available for benefits:		
Beginning of period	325,809	452,481
End of period	$ 49,672	$ 325,809

See auditors' report and accompanying notes.

INTERTAN, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

A. Description of the Plan

The following description of the InterTAN, Inc. 401(k) Plan (the "Plan") provides only general information. The Plan is sponsored by InterTAN, Inc. (the "Company"). Participants should refer to the Adoption Agreement or Summary Plan Description for a more complete description of the Plan's provisions. The Board of Directors of InterTan, Inc. ratified the actions taken by the officers of the company to terminate the plan on March 31, 1999 (see note C).

General

The Plan is a defined contribution plan covering all eligible employees of the Company. Employees become eligible to participate upon reaching 21 years of age and completing one-sixth year of service.

The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

A participant may defer up to 14% of gross salary, up to the maximum contribution allowed by the Internal Revenue Code, which the Company pays into the Plan as salary reduction contributions for the account of the participant. The Plan does allow the Company to provide matching contributions equal to 100% of a participant's salary reduction contributions, not to exceed 4% of a participant's compensation. Prior to October 1, 1995, the Company matched 80% of a participant's salary reduction contributions.

A participant is not subject to federal income tax on his deferred or Company contributions to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) forfeitures and, (c) Plan earnings. Allocations are based on participant earnings, participant compensation as a percentage of total compensation for all participants, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Each participant is mailed a quarterly statement showing his/her contributions to date, Company contributions to date, total contributions to date, and the market value of the participant's account. Each participant is also mailed a copy of the annual report of InterTAN, Inc., the appendix to prospectus, and the summary annual report.

A. Description of the Plan - continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company's matching and discretionary contribution portion of a participant's account plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1	50%
2	100%

Investment Options

Upon enrollment in the Plan, participants may direct all or a portion of their accounts in any of the nine investment options offered under the Plan and, in addition, if life insurance is offered as a permissible investment, under any investment fund option offered under any policy purchased for their accounts. The following is a listing of investment options available to eligible participants.

1. **Money Market Separate Account** – This account is invested primarily in money market instruments such as the obligations of the United States government and its agencies, commercial paper, bank certificates of deposits and similar instruments.

2. **Stock Index 500 Separate Account** – This account is invested primarily in stocks and securities of companies whose stocks are used to calculate the Standard and Poor's 500 Stock Index ("S&P 500 Index"). The investments may also include a reasonable amount of stock index futures, commercial paper, derivative securities and other types of investments. In addition, some funds may be invested in stock index accounts operated by other investment managers.

3. **U.S. Stock Separate Account** – This account is invested primarily in common stocks of United States companies. The investments may also include derivative instruments such as options and futures, other equity securities or other convertible securities that may be converted to common stocks.

4. **Small Company Growth Separate Account** – This account is invested primarily in common stocks from smaller, developing companies whose earnings are expected to grow at above average rates. The investments may also include derivative instruments such as options and futures, other equity securities, or other convertible securities that may be converted to common stocks.

A. Description of the Plan - continued

Investment Options - continued

5. **T. Rowe Price Growth and Income Fund** – Funds are invested in well-known companies that make regular dividend payments and seem to offer future earnings growth at a rate greater than the overall markets.

6. **Vanguard Asset Allocation Fund** – Funds are invested in stocks that compose the S&P 500 Index and bonds that compose the Lehman Brothers Long-Term Treasury index. The fund is not limited as to the amount of assets that can be devoted to either index.

7. **InterTAN Stock Fund** - Under this option, a participant's account is invested in common stock of InterTAN, Inc. as offered on the New York Stock Exchange. As a stockholder, the participant is investing in stock of the Company.

8. **Guaranteed Interest Account** - Funds are invested in the Principal Mutual Life Insurance Company's general investment account and provide a fixed rate of return.

Participants may transfer amounts from one investment option to another at any time.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or longer for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator and the Administrative Committee. Principal and interest payments are due no less than quarterly. At December 31, 2001 and 2000, there were no participant loans.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or select one of seven benefit payment arrangements which will provide benefits to the participant and his or her beneficiary over specified time periods. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Basis of Accounting

The financial statements of the Plan are presented on the liquidation basis of accounting.

B. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments

The investments of the Plan are stated at quoted market values in an active market as of the Plan year end. Investments in InterTAN, Inc. stock are valued at the closing price on the New York Stock Exchange.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan's administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses and Related Party Transactions

Employees of the Company perform certain administrative functions with no compensation from the Plan. Certain administrative costs of the Plan are paid by the Company and are offset with forfeited non-vested accounts. Approximately $2,894 and $244 in forfeited non-vested accounts were used to offset administrative expenses in 2001 and 2000, respectively.

C. Plan Termination

On February 14, 2000, the Board of Directors of InterTAN, Inc. ratified the actions taken by the officers of the Company to terminate the Plan effective March 31, 1999. In accordance with the Plan's provisions, all eligible employees of InterTAN, Inc. who are participating in the plan on such date, shall be fully vested in their respective account balance under the Plan.

In accordance with generally accepted accounting principles, the Plan has changed its basis of accounting used to determine the amount at which investments and the accumulated benefit information are stated, from the ongoing plan basis to the liquidation basis used in presenting the 2001 and 2000 statements.

D. Investments

The changes in net assets available for benefits for the InterTAN Stock Fund are as follows:

	Year Ended December 31, 2001	2000
Additions to net assets attributed to:		
Interest and dividend income	$ -	$ -
Net realized and unrealized appreciation (depreciation)	(1,704)	(7,065)
	(1,704)	(7,065)
Total additions	(1,704)	(7,065)
Deductions from net assets attributed to:		
Benefit paid to participants	5,056	9,363
Administrative expenses	-	-
	5,056	9,363
Net (decrease)	(6,760)	(16,428)
Net assets available for benefits:		
Beginning of period	6,760	23,188
End of period	$ -	$ 6,760

D. Investments - continued

Individual investments with market values greater than 5% of net assets available for benefits are as follows:

	December 31, 2001	December 31, 2000
*Principal Stock Index 500 Separate Account	$ -	$ 45,830
*Principal U.S. Stock Separate Account	-	84,286
*Principal Small Company Growth Account	-	47,326
T.Rowe Price Growth and Income Fund	-	35,684
Vanguard Asset Allocation Fund	18,894	94,589
*Principal Large Cap Stock Index Separate Account	19,786	-
*Principal Financial Group, Inc. Stock Separate Account	10,768	-

* Party-in-Interest transactions, exempt under ERISA

E. Investment Contract With Insurance Company

In 1998, the Plan entered into a fully benefit-responsive investment contract with Principal Mutual Life Insurance Company ("Principal"). Principal maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments (principally bank certificates of deposit) and charged for Plan withdrawals and administrative expenses charged by Principal. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Principal. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

A separate guaranteed interest account may be established for each deposit year for each guaranteed period used to hold each type of contribution directed to such accounts. At December 31, 2001, there were no existing guaranteed interest accounts and at December 31, 2000, the interest rate on existing contracts ranges from 4.60% to 5.24%.

F. Realized and Unrealized Gain (Loss) on Securities

The realized loss on the sale of securities for financial statement reporting is calculated in conformity with generally accepted accounting principles which differs from the principles for income tax reporting.

Generally accepted accounting principles measure gain or loss as the difference between the security's sales price and its average historical cost. The gain or loss for income tax reporting is the difference between the security's sales price and its market value at the beginning of the plan year.

A participant's account is increased or decreased by the realized or unrealized gains or losses recognized under generally accepted accounting principles.

G. Income Tax Status

The Plan obtained its latest determination letter on January 17, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. This letter of determination is in response to the Plan's termination. See Note F regarding termination.

InterTAN, Inc. Form 11-K

Exhibit Index

Exhibit Number	Description	Page
1	Consent of Whitley, Penn & Associates	17

WHITLEY PENN
CPAs AND PROFESSIONAL CONSULTANTS

Partners
Larry G. Autrey, P.C.
Felix J. Lozano III, P.C.
David L. Neal, P.C.
James C. Penn, P.C.
Thomas J. Rein, P.C.
Mark A. Topel, P.C.
J. Alan White, P.C.
B. Glen Whitley, P.C.

CONSENT OF INDEPENDENT ACCOUNTANT

We consent to the incorporation of our report dated June 19, 2002 accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming a part of InterTAN, Inc.'s registration statements on Form S-8 for its (i) Stock Purchase Program, (ii) 1986 Stock Option Plan, (iii) 1991 Non-Employee Director Stock Option Plan, (iv) 401(k) Plan, and (v) 1996 Stock Option Plan.

Whitley Penn
Fort Worth, Texas
June 19, 2002

Fort Worth: 1701 River Run Road, Suite 507 • Fort Worth, Texas 76107 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 877-3036
Mid-Cities: 860 West Airport Freeway, Suite 601 • Hurst, Texas 76054 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 656-4013
www.wpcpa.com